UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒	Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NATURAL ALTERNATIVES INTERNATIONAL, INC.

Full Name of Registrant

Former Name if Applicable

1535 Faraday Ave

Address of Principal Executive Office (Street and Number)

Carlsbad, CA 92008

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

Natural Alternatives International, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, within the prescribed time period without unreasonable effort or expense, principally due to the Company’s ongoing efforts to close a new credit facility, including a new term note and working capital line of credit, with increased capacity to support the Company’s expected business growth and provide greater flexibility in working capital and covenant requirements. The new credit facility will replace the Company’s existing term loan and working capital line of credit held by its current institutional lender. The Company has been in active negotiations with the new lending institution for quite some time and unanticipated delays and recent changes in terms from its existing lender have delayed a potential closing of the new credit facility which is now anticipated to be completed prior to filing our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026. The Company does not anticipate that the delay in filing its quarterly report or entering into the new credit facility will cause significant changes in its previously reported financial results.

The Company intends to file the quarterly report within the five-day grace period provided by Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kenneth E. Wolf	(760)	736-7745
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Natural Alternatives International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2026	By:	/s/ Kenneth E. Wolf
Kenneth E. Wolf, President

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